UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

(Specialized Disclosure Report)

TWIN DISC, INCORPORATED

(Exact name of registrant as specified in its charter)

Wisconsin	1-7635	39-0667110
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

1328 Racine Street, Racine, Wisconsin	53403
(Address of principal executive offices)	(Zip Code)

Jeffrey S. Knutson (262) 638-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

     √     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1     Conflict Minerals Disclosures

Item 1.01     Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (the “Report”) is intended to satisfy the filing obligations of Twin Disc, Incorporated (the “Company”) pursuant to Rule 13p-1 (the “Rule”) under the Securities and Exchange Act of 1934 for the full calendar year of 2015. Terms not defined herein shall have the meanings assigned to such terms in Form SD and the Conflict Minerals Final Rule (SEC Release No. 34-67716, August 22, 2012).

The Company first determined that Conflict Minerals are necessary to the functionality or production of a product manufactured by the Company or contracted to be manufactured by the Company. Although the Company does not itself intentionally add Conflict Minerals to the products that it manufactures, it concluded that certain components of products it receives from suppliers that are incorporated into products it manufactures likely contain Conflict Minerals that are necessary to functionality or production of the Company’s products.

Accordingly, the Company performed a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Conflict Region”) or were from recycled or scrap sources. In reviewing the results from its RCOI, the Company has reason to believe that certain of its necessary Conflict Minerals originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources. These Conflict Minerals were subject to the exercise of due diligence by the Company as described in the Conflict Minerals Report attached as an exhibit hereto.

Item 1.02     Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report for the year ended December 31, 2015 as required by Item 1.01 and 1.02 of this Form.

Section 2     Exhibits

Item 2.01.     Exhibits

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report for the year ended December 31, 2015 as required by Items 1.01 and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

TWIN DISC, INCORPORATED

Date: May 27, 2016	/s/ JEFFREY S. KNUTSON
Jeffrey S. Knutson
Vice President – Finance, Chief Financial Officer,
Treasurer and Secretary

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